EXHIBIT 99.1

Tekmira's LNP Delivery Technology Enables Proof of RNAi in Man and Clinical Activity

Tekmira Comments on Phase I Clinical Data for ALN-VSP Presented at ASCO Meeting

VANCOUVER, B.C., June 6, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today provided comments on recently presented data from a Phase I human clinical trial with ALN-VSP conducted by Alnylam Pharmaceuticals, Inc. ALN-VSP, an RNAi therapeutic for the treatment of liver cancers, utilizes Tekmira's LNP technology, the only RNAi delivery technology supporting multiple clinical candidates being advanced by Tekmira and its partners in several different disease indications.

The most recent ALN-VSP data was presented at the American Society of Clinical Oncology (ASCO) meeting in a poster titled "Phase I dose-escalation study of ALN-VSP02, a novel RNAi therapeutic for solid tumors with liver involvement." Alnylam disclosed that ALN-VSP was generally well tolerated, demonstrated evidence for anti-tumor activity, and was found to mediate RNAi activity in both hepatic and extra-hepatic tumors.

"Earlier this year, we were excited to see Alnylam's interim clinical data with ALN-VSP, which demonstrated RNAi activity in human tumor biopsies and confirmed that our LNP technology enables bona fide RNAi activity in man. Now, another important advancement has been made in the RNAi field as Alnylam reports that their ALN-VSP data demonstrates anti-tumor activity," said Dr. Mark J. Murray, Tekmira's President and CEO.

"To date, this is the second completed human clinical trial that has reported Tekmira's LNP technology is safe and well tolerated. We anticipate further clinical data being presented from a number of LNP-enabled products over the remainder of 2011. Building upon this momentum, Tekmira continues to innovate and protect our LNP technology with a focus on improvements to LNP potency and tolerability, as well as combining new RNAi payloads with LNP delivery," added Dr. Murray.

Tekmira's LNP technology is enabling the systemic RNAi product pipeline of Alnylam Pharmaceuticals, including the products ALN-VSP, ALN-TTR and ALN-PCS.

About Alnylam's ALN-VSP Phase I Study

As Alnylam disclosed, ALN-VSP was administered to 41 patients at doses ranging from 0.1 to 1.5 mg/kg; a total of 182 doses have been administered, including to one patient who has received 24 doses at 0.7 mg/kg over the course of more than one full year, and continues to receive treatment in the study. The Phase I trial was designed as a multi-center, open label, dose escalation study in patients with advanced solid tumors with liver involvement who have failed to respond to or have progressed after standard treatment. The primary objective was to evaluate the safety, tolerability, and pharmacokinetics of intravenous ALN-VSP.

For more detailed information about the Phase I data for ALN-VSP and the poster presented at ASCO, please refer to the Alnylam news release dated June 4, 2011, which can be found on Alnylam's website at www.alnylam.com.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Tekmira Forward-looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; data from a Phase I human clinical trial with ALN-VSP conducted by Alnylam; Alnylam's ALN-VSP product development program as a treatment of advanced solid tumors with liver involvement; the advancement of products that utilize Tekmira's lipid nanoparticle technology; expectations regarding the advancement of multiple product candidates; the quantum and timing of further clinical data being presented for LNP-enabled products; continued innovation and protection of LNP technology; timing of the initiation of clinical trials and release of clinical data from Tekmira's product candidates; the quantum and timing of potential funding; use of lipid nanoparticle technology by Tekmira's licensees; the effects of Tekmira's products on the treatment of cancer; and Tekmira's expectations with respect to existing and future agreements with third parties.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer; early results in human clinical trials are indicative of the potential opportunity to treat a variety of disease indications; Tekmira's research and development capabilities and resources; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's collaborative partners including Alnylam; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that current and future data from the Phase I human clinical trial with ALN-VSP conducted by Alnylam does not and will not lead to favourable results for Tekmira's products or prospects; the possibility that there will not be further clinical data on LNP-enabled products in the quantum nor timing anticipated by Tekmira, or at all; the possibility that Tekmira may not be able to innovate nor protect its LNP technology; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products; difficulties, delays or inaccuracies in the progress, timing, results and data from clinical trials and studies; the possibility that Tekmira may not advance any further product candidates; competition from other pharmaceutical or biotechnology companies; Tekmira's development partners and licensees conducting clinical trials and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; IND applications may not be filed on a timely basis, pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; funding from research and product development partners may not be provided when required under agreements with those partners; and Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca